SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 22, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X              Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No         X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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               The Development of Xihu Trough Project Has Begun

(Beijing, March 22, 2002) - CNOOC Limited (SEHK: 883; NYSE: CEO) announced today that the development of Xihu Trough in the East China Sea has begun. Current partners, CNOOC Limited and Sinopec, have formed a joint management committee and established the East China Sea Xihu Oil and Gas Operating Company to oversee the overall development of the region. CNOOC Limited is the operator.

The Xihu Trough is located in the East China Sea and 450 kilometers southeast of Shanghai. The total block area covers approximately 59,565 square kilometers. A few oil and gas fields including Chunxiao, Tianwaitian and Duanqiao gas fields and Canxue oil and gas field have been discovered. The development of the gas fields will be in phases with estimated first production at the end of 2004. The first phase development plan of Chunxiao gas field is being formulated. The project also involves further exploration activities.

CNOOC Limited acquired the asset from its parent, China National Offshore Oil Corporation, last August. CNOOC Limited owns a 50% working interest in the area and is the operator of the project while Sinopec owns the other half. The joint partners are exploring the possibility of inviting foreign partners to participate in the development of the area.


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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
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                                                Name: Cao Yunshi
                                                Title:  Company Secretary

Dated: March 22, 2002